I-45 SLF LLC

Consolidated Financial Statements
and
Independent Auditor’s Report

As of March 31, 2019 and 2018 and for the years ended
March 31, 2019, 2018 and 2017

1

2

Independent Auditor's Report

Board of Managers
I-45 SLF LLC and its subsidiary

Report of the Financial Statements
We have audited the accompanying consolidated financial statements of I-45 SLF LLC and its subsidiary, which comprise the consolidated statements of assets, liabilities and members' equity, including the consolidated schedules of investments, as of March 31, 2019 and 2018, and the related consolidated statements of operations, changes in members' equity and cash flows for each of the three years in the period ended March 31, 2019, and the related notes to the consolidated financial statements (collectively the financial statements).

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I-45 SLF LLC and its subsidiary as of March 31, 2019 and 2018, and the results of their operations, and their cash flows for the three years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Chicago, Illinois
May 10, 2019

I-45 SLF LLC
Consolidated Statements of Assets, Liabilities
and Members’ Equity

	March 31,
	2019	2018
Assets

Investments, at fair value (cost $242,061,110 and $218,673,548, respectively)	$237,547,371	$220,806,845
Cash and cash equivalents	6,405,598	9,317,184
Due from broker	—	329,987
Deferred financing costs (net of accumulated amortization of $1,424,284 and $927,485, respectively)	1,615,246	2,110,545
Interest receivable	978,904	813,100

	$246,547,119	$233,377,661

Liabilities and Members' Equity

Liabilities
Credit facility	$160,000,000	$143,000,000
Payable for securities purchased	940,346	3,212,818
Distributions payable	3,254,800	2,890,475
Interest payable	157,142	102,075
Accrued expenses and other liabilities	193,709	126,212

Total liabilities	164,545,997	149,331,580

Commitments and contingencies (Note 8)

Members' equity	82,001,122	84,046,081

	$246,547,119	$233,377,661

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
Consolidated Schedules of Investments
March 31, 2019

Description	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity

Corporate Bank Loans
United States
Aerospace & Defense
American Scaffold Holdings, Inc.	3/31/2022	L+6.50% (Floor 1.00%)	$2,625,000	$2,604,634	$2,611,875	3.19%
Hunter Defense Technologies, Inc.	3/29/2023	L+7.00% (Floor 1.00%)	6,256,250	6,149,119	6,256,250	7.63%
Peraton Corp. (fka MHVC Acquisition Corp.)	4/29/2024	L+5.25% (Floor 1.00%)	6,394,363	6,369,724	6,170,560	7.52%
Building & Infrastructure Products
Geo Parent Corporation	12/19/2025	L+5.50%	5,000,000	4,951,736	4,987,500	6.08%
Business Services
iEnergizer Limited	5/1/2019	L+6.00% (Floor 1.25%)	7,307,444	7,300,086	7,307,444	8.91%
Integro Parent Inc.	10/28/2022	L+5.75% (Floor 1.00%)	4,838,924	4,746,329	4,838,924	5.90%
Capital Equipment
TestEquity, LLC	4/28/2022	L+5.50% (Floor 1.00%)	4,803,961	4,773,980	4,765,530	5.81%
Time Manufacturing Acquisition	2/3/2023	L+5.00% (Floor 1.00%)	4,910,038	4,879,401	4,928,450	6.01%
Consumer Products & Retail
Go Wireless Holdings, Inc.	12/22/2024	L+6.50% (Floor 1.00%)	6,562,500	6,508,367	6,439,453	7.85%
Lulu's Fashion Lounge, LLC	8/26/2022	L+7.00% (Floor 1.00%)	4,034,090	3,940,388	3,913,068	4.77%
Mills Fleet Farm Group LLC	10/24/2024	L+6.25% (Floor 1.00%)	4,987,500	4,894,986	4,987,500	6.08%
Pet Supermarket, Inc.	7/5/2022	L+5.50% (Floor 1.00%)	4,859,916	4,833,425	4,762,717	5.81%
Tacala, LLC - Second Lien	1/30/2026	L+7.00%	3,000,000	2,986,989	2,994,750	3.65%
Turning Point Brands, Inc. - Second Lien	3/7/2024	L+7.00%	3,000,000	2,973,482	3,030,000	3.70%
YS Garments, LLC	8/9/2024	L+6.00% (Floor 1.00%)	4,937,500	4,893,176	4,869,609	5.94%
Consumer Services
CMN.com, LLC	11/3/2021	L+6.00% (Floor 1.00%)	9,431,480	9,347,289	9,431,480	11.50%
Lift Brands, Inc.	4/16/2023	L+7.00% (Floor 1.00%)	4,950,000	4,898,080	4,742,100	5.78%
Durable Consumer Goods
TGP Holdings III LLC - Second Lien	9/25/2025	L+8.50% (Floor 1.00%)	2,500,000	2,469,503	2,400,000	2.93%
Energy Services (Midstream)
The Hoover Group, Inc.	1/28/2021	L+7.25% (Floor 1.00%)	6,436,593	6,335,553	6,243,495	7.61%
Healthcare Products

I-45 SLF LLC
Consolidated Schedules of Investments
March 31, 2019

Description	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
Isagenix International, LLC	6/16/2025	L+5.75% (Floor 1.00%)	2,062,501	2,044,219	1,851,095	2.26%
PT Network, LLC	11/30/2021	L+5.50% (Floor 1.00%)	4,369,332	4,369,332	4,125,086	5.03%
Healthcare Services
AAC Holdings, Inc.	6/30/2023	L+ 6.75% (Floor 1.00%), 4.00% PIK	7,375,229	7,253,490	6,822,087	8.32%
AAC Holdings, Inc.	3/31/2020	L+11.00% (Floor 1.00%)	949,844	940,346	959,343	1.17%
Chloe Ox Parent, LLC (Censeo Health)	12/23/2024	L+4.50% (Floor 1.00%)	5,148,000	5,105,429	5,148,000	6.28%
Nomad Buyer, Inc.	8/1/2025	L+5.00%	2,985,000	2,821,449	2,906,644	3.54%
Hotel, Gaming & Leisure
VIP Cinema Holdings, Inc.	3/1/2023	L+6.00% (Floor 1.00%)	4,500,000	4,485,268	4,207,500	5.13%
Industrial Products
Terra Millennium Corporation	10/31/2022	L+6.75% (Floor 1.00%)	7,526,019	7,478,308	7,488,389	9.13%
Media, Marketing & Entertainment
Allen Media, LLC	8/30/2023	L+6.50% (Floor 1.00%)	5,642,857	5,496,176	5,480,625	6.68%
Imagine! Print Solutions, LLC - Second Lien	6/21/2023	L+8.75% (Floor 1.00%)	3,000,000	2,968,111	2,700,000	3.29%
New Media Holdings II LLC	7/14/2022	L+6.25% (Floor 1.00%)	9,311,991	9,298,489	9,277,071	11.31%
Restaurants
California Pizza Kitchen, Inc.	8/23/2022	L+6.00% (Floor 1.00%)	6,829,887	6,802,221	6,616,487	8.07%
Software & IT Services
Digital River, Inc.	2/12/2021	L+6.00% (Floor 1.00%)	8,002,967	7,997,848	7,802,893	9.52%
InfoGroup Inc.	4/3/2023	L+5.00% (Floor 1.50%)	2,940,000	2,920,233	2,892,225	3.53%
Intermedia Holdings, Inc.	7/21/2025	L+6.00% (Floor 1.00%)	3,847,499	3,812,532	3,857,137	4.70%
New Era Technology, Inc. (2)	6/22/2023	L+6.50% (Floor 1.00%)	4,628,264	4,557,798	4,567,171	5.57%
Novetta Solutions, LLC	10/17/2022	L+5.00% (Floor 1.00%)	4,946,868	4,830,392	4,857,206	5.92%
Technology Products & Components
ATI Investment Sub, Inc.	6/22/2021	L+7.25% (Floor 1.00%)	1,817,558	1,795,449	1,691,420	2.06%
ATX Canada Acquisitionco Inc.	6/11/2021	L+6.00% (Floor 1.00%)	4,688,923	4,665,710	4,454,477	5.43%
Telecommunications
American Teleconferencing Services, Ltd.	12/8/2021	L+6.50% (Floor 1.00%)	6,881,388	6,641,473	4,515,911	5.51%

I-45 SLF LLC
Consolidated Schedules of Investments
March 31, 2019

Description	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
JAB Wireless, Inc.	5/2/2023	L+8.00% (Floor 1.00%)	7,920,000	7,855,060	7,920,000	9.66%
KORE Wireless Group Inc.	12/20/2024	L+5.50%	3,325,000	3,292,962	3,308,375	4.03%
LOGIX Holdings Company, LLC	12/23/2024	L+5.75% (Floor 1.00%)	6,016,500	5,972,674	6,061,624	7.39%
LSF9 Atlantis Holdings, LLC	5/1/2023	L+6.00% (Floor 1.00%)	6,693,750	6,647,863	6,246,106	7.62%
Teleguam Holdings , LLC	7/25/2024	L+8.50% (Floor 1.00%)	2,000,000	1,969,537	2,012,500	2.45%
U.S. TelePacific Corp.	5/2/2023	L+5.00% (Floor 1.00%)	6,844,420	6,777,409	6,660,510	8.12%
UniTek Global Services, Inc.	8/20/2024	L+5.50% (Floor 1.00%)	2,985,000	2,959,958	2,958,135	3.61%
Wireless Vision Holdings, LLC (3)	9/29/2022	L+8.50% (Floor 1.00%), 1.00% PIK	7,865,229	7,753,144	7,778,711	9.49%
Transportation & Logistics
STL Parent Corp. (American Railcar)	12/5/2022	L+7.00%	3,975,000	3,846,305	3,855,750	4.70%
Wholesale
NBG Acquisition, Inc.	4/26/2024	L+5.50% (Floor 1.00%)	2,887,500	2,845,678	2,844,188	3.47%

Total Investments				$242,061,110	$237,547,371	289.69%

(1)
The majority of investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) which reset daily, monthly, quarterly, or semiannually. For each investment, the Company has provided the spread over LIBOR in effect at March 31, 2019. Certain investments are subject to a LIBOR interest rate floor.

(2)	The investment has approximately $0.3 million in an unfunded delayed draw commitment as of March 31, 2019.

(3)	The investment is structured as a first lien last out term loan.

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
Consolidated Schedules of Investments
March 31, 2018

Description	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity

Corporate Bank Loans
United States
Aerospace & Defense
American Scaffold Holdings, Inc.	3/31/2022	L+6.50%	$2,775,000	$2,746,293	$2,761,125	3.29%
Hunter Defense Technologies, Inc.	3/29/2023	L+7.00%	6,500,000	6,370,152	6,370,152	7.58%
Peraton Corp. (fka MHVC Acquisition Corp.)	4/29/2024	L+5.25%	4,960,013	4,938,405	5,022,013	5.98%
Automobile
Highline Aftermarket Acquisition, LLC	3/17/2024	L+4.25%	2,856,595	2,844,340	2,860,166	3.40%
Business Services
Ansira Holdings, Inc.	12/20/2022	L+6.50%	3,878,182	3,847,470	3,868,486	4.60%
Ansira Holdings, Inc. - Delayed Draw	12/20/2022	L+6.50%	315,316	310,799	314,527	0.37%
iEnergizer Limited	5/1/2019	L+6.00%	6,550,375	6,421,048	6,558,563	7.80%
Integro Parent Inc.	10/31/2022	L+5.75%	4,888,924	4,768,810	4,888,924	5.82%
KeyPoint Government Solutions, Inc.	4/18/2024	L+6.00%	4,750,000	4,708,981	4,750,000	5.65%
Redwood Ahead Acquisition, LLC	11/2/2020	L+6.50%	2,811,484	2,767,547	2,829,056	3.37%
Capital Equipment
TestEquity, LLC	4/28/2022	L+5.50%	4,952,674	4,911,727	4,952,674	5.89%
Time Manufacturing Acquisition	2/3/2023	L+5.00%	4,947,519	4,908,622	4,935,150	5.87%
Consumer Products & Retail
Lulu's Fashion Lounge, LLC	8/23/2022	L+7.00%	4,374,999	4,254,636	4,506,249	5.36%
Pet Supermarket, Inc.	7/5/2022	L+5.50%	4,925,000	4,889,928	4,900,375	5.83%
Tacala, LLC - Second Lien	1/31/2026	L+7.00%	3,000,000	2,985,088	3,063,765	3.65%
Turning Point Brands, Inc. - Second Lien	3/7/2024	L+7.00%	3,000,000	2,970,120	3,060,000	3.64%
Consumer Services
CMN.com, LLC	11/3/2021	L+6.00%	8,742,126	8,645,306	8,742,126	10.40%
Prepaid Legal Services, Inc.	7/1/2019	L+5.25%	3,860,938	3,859,187	3,860,938	4.59%
Prepaid Legal Services, Inc. - Second Lien	7/1/2020	L+9.00%	405,000	398,614	405,000	0.48%
Solaray, LLC	9/8/2023	L+6.50%	6,308,205	6,263,089	6,308,205	7.51%
Solaray, LLC - Delayed Draw	9/8/2023	L+6.50%	1,784,890	1,768,866	1,784,890	2.12%
Durable Consumer Goods
TGP Holdings III LLC	9/25/2024	L+5.00%	1,720,169	1,701,604	1,736,296	2.07%
TGP Holdings III LLC - Second Lien	9/25/2025	L+8.50%	2,500,000	2,464,804	2,537,500	3.02%

I-45 SLF LLC
Consolidated Schedules of Investments
March 31, 2018

Description	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
Financial Services
iPayment Holdings, Inc.	4/11/2023	L+5.00%	4,987,500	4,987,500	5,049,844	6.01%
Healthcare Products
Beaver-Visitec International Holdings, Inc.	8/21/2023	L+5.00%	4,925,000	4,886,584	4,949,625	5.89%
PT Network, LLC	11/30/2021	L+6.50%	4,425,133	4,425,133	4,425,133	5.27%
Healthcare Services
AAC Holdings, Inc.	6/30/2023	L+6.75%	7,568,046	7,413,688	7,700,487	9.16%
Chloe Ox Parent, LLC (Censeo Health)	12/31/2024	L+5.00%	5,200,000	5,149,500	5,265,000	6.26%
Hotel, Gaming & Leisure
VIP Cinema Holdings, Inc.	3/1/2023	L+6.00%	4,750,000	4,730,480	4,804,934	5.72%
Industrial Products
Terra Millennium Corporation	10/31/2022	L+6.25%	7,776,019	7,715,978	7,834,339	9.32%
Media, Marketing & Entertainment
Imagine! Print Solutions, LLC - Second Lien	6/21/2023	L+8.75%	3,000,000	2,960,563	2,760,000	3.28%
New Media Holdings II LLC	7/14/2022	L+6.25%	8,822,598	8,799,522	8,880,518	10.57%
Restaurants
California Pizza Kitchen, Inc.	8/23/2022	L+6.00%	6,899,937	6,863,761	6,775,739	8.06%
Retail
Go Wireless Holdings, Inc.	12/31/2024	L+6.50%	6,912,500	6,845,573	6,903,859	8.21%
Software & IT Services
Digital River, Inc.	2/12/2021	L+6.50%	8,002,967	7,995,112	8,002,967	9.52%
InfoGroup Inc.	4/3/2023	L+5.00%	2,970,000	2,945,028	2,957,021	3.52%
Technology Products & Components
ATI Investment Sub, Inc.	6/22/2021	L+7.25%	3,557,227	3,503,722	3,552,781	4.23%
ATX Canada Acquisitionco Inc.	6/11/2021	L+6.00%	4,836,742	4,801,504	4,498,170	5.35%
Telecommunications
American Teleconferencing Services, Ltd.	12/8/2021	L+6.50%	7,287,370	6,938,866	7,285,548	8.67%
LOGIX Holdings Company, LLC	12/22/2024	L+5.75%	4,528,716	4,484,992	4,551,360	5.42%
LSF9 Atlantis Holdings, LLC	5/1/2023	L+6.00%	6,868,750	6,810,137	6,854,429	8.16%
Polycom, Inc.	9/27/2023	L+5.25%	5,234,833	5,234,833	5,287,182	6.29%
Teleguam Holdings , LLC	4/12/2024	L+8.50%	2,000,000	1,963,812	2,015,000	2.40%
U.S. TelePacific Corp.	5/2/2023	L+5.00%	7,643,991	7,550,843	7,441,425	8.85%
UniTek Global Services, Inc.	1/13/2019	L+8.50%	4,584,809	4,584,809	4,584,809	5.46%

I-45 SLF LLC
Consolidated Schedules of Investments
March 31, 2018

Description	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
Transportation & Logistics
US Joiner Holding Company (IMECO and RAACI)	4/16/2020	L+6.00%	4,459,182	4,425,101	4,436,886	5.28%
Wholesale
NBG Acquisition, Inc.	4/26/2024	L+5.50%	2,962,500	2,911,071	2,973,609	3.54%

Total Investments				$218,673,548	$220,806,845	262.73%

(1)
The majority of investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) which reset daily, monthly, quarterly, or semiannually. For each investment, the Company has provided the spread over LIBOR in effect at March 31, 2018. Certain investments are subject to a LIBOR interest rate floor.

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
Consolidated Statements of Operations

	Year ended March 31, 2019	Year ended March 31, 2018	Year Ended March 31, 2017
Investment income
Interest	$20,808,110	$16,732,879	$12,293,686
Fees and other income	588,778	332,752	247,870

Total investment income	21,396,888	17,065,631	12,541,556

Expenses
Interest expense	8,369,602	6,254,444	4,042,842
Administrative fee	153,400	150,362	120,543
Professional fees and other	236,224	208,225	236,372

Total expenses	8,759,226	6,613,031	4,399,757

Net investment income	12,637,662	10,452,600	8,141,799

Realized and unrealized (loss) gain on investments
Net realized gain on investments	399,954	1,660,104	1,653,143
Net change in unrealized (depreciation) appreciation on investments	(6,647,036)	(614,866)	3,369,673

Net (loss) gain on investments	(6,247,082)	1,045,238	5,022,816

Net increase in members' equity resulting from operations	$6,390,580	$11,497,838	$13,164,615

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
Consolidated Statements of Changes in Members' Equity

	Years Ended March 31,
	2019	2018	2017

Members' equity beginning balance	$84,046,081	$79,417,700	$45,357,231
Contributions	4,000,000	5,000,000	30,000,000
Distributions	(12,435,539)	(11,869,457)	(9,104,146)
	75,610,542	72,548,243	66,253,085

Net increase in members' equity resulting from operations:
Net investment income	12,637,662	10,452,600	8,141,799
Net realized gain on investments	399,954	1,660,104	1,653,143
Net change in unrealized appreciation (depreciation) on investments	(6,647,036)	(614,866)	3,369,673

Net increase in members' equity resulting from operations	6,390,580	11,497,838	13,164,615

Members' equity ending balance	$82,001,122	$84,046,081	$79,417,700

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
Consolidated Statements of Cash Flows

	Years Ended March 31,
	2019	2018	2017
Cash flows from operating activities
Net increase in members' equity resulting from operations	$6,390,580	$11,497,838	$13,164,615
Adjustments to reconcile net increase in members' equity resulting from operations to net cash used in operating activities:
Net realized gain on investments	(399,954)	(1,660,104)	(1,653,143)
Net change in unrealized (appreciation) depreciation on investments	6,647,036	614,866	(3,369,673)
Amortization of premiums and discounts on investments	(671,016)	(710,236)	(1,084,012)
Amortization of deferred financing costs	496,799	487,503	374,659
Purchases of investments	(95,262,272)	(135,400,139)	(161,951,431)
Proceeds from sales / paydowns of investments	72,945,680	116,591,458	67,029,872
Changes in operating assets and liabilities:
Due from broker	329,987	1,402,513	(1,732,500)
Interest receivable	(165,804)	(338,769)	(37,939)
Payable for securities purchased	(2,272,472)	(8,582,182)	3,754,809
Interest payable	55,067	41,883	30,987
Accrued expenses and other liabilities	67,497	28,330	58,842

Net cash used in operating activities	(11,838,872)	(16,027,039)	(85,414,914)

Cash flows from financing activities
Borrowings under credit facility	55,000,000	34,000,000	74,000,000
Repayments of credit facility	(38,000,000)	(13,000,000)	—
Deferred financing costs paid	(1,500)	(939,006)	(974,024)
Capital contributions	4,000,000	5,000,000	30,000,000
Distributions	(12,071,214)	(11,809,424)	(7,699,178)

Net cash provided by financing activities	8,927,286	13,251,570	95,326,798

Net change in cash and cash equivalents	(2,911,586)	(2,775,469)	9,911,884
Cash and cash equivalents, beginning of period	9,317,184	12,092,653	2,180,769
Cash and cash equivalents, end of period	$6,405,598	$9,317,184	$12,092,653

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$7,797,256	$5,705,952	$3,133,149

Supplemental disclosure of noncash financing activities
Distributions payable	$3,254,800	$2,890,475	$2,830,442

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION
ORGANIZATION

I-45 SLF LLC (the “Company”) was organized as a Delaware limited liability company on September 3, 2015 by the filing of a certificate of formation (the “Certificate”) with the Office of the Secretary of State of the State of Delaware under and pursuant to the Delaware Limited Liability Company Act (the “Act”). The Company is a joint venture between Main Street Capital Corporation and Capital Southwest Corporation. Capital Southwest Corporation owns 80.0% of the Company and has a profits interest of 75.6%, while Main Street Capital Corporation owns 20.0% and has a profits interest of 24.4%. The initial equity capital commitment to I-45 SLF totaled $85 million, consisting of $68 million from Capital Southwest Corporation and $17 million from Main Street Capital Corporation, all of which was funded as of March 31, 2019 and $81 million, or 95.3%, of which was funded as of March 31, 2018.

On September 18, 2015, the Company’s wholly-owned and consolidated subsidiary, I-45 SPV LLC (the “SPV”) was organized as a Delaware limited liability company by the filing of a certificate of formation with the Office of the Secretary of State of the State of Delaware. The Company is the sole equity member of the SPV. All intercompany balances and transactions have been eliminated in consolidation.

The registered agent and office of the Company required by the Act to be maintained in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The principal office of the Company shall be located at such place within or without the State of Delaware, and the Company shall maintain such records, as the Members shall determine from time to time.

BASIS OF PRESENTATION
The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (“U.S. GAAP”) as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”). The Company is an investment company and follows the accounting and reporting guidance in FASB Topic 946 - Financial Services - Investment Companies (“ASC Topic 946”). Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
INVESTMENTS
Investment transactions are accounted for on a trade-date basis. Premiums and discounts are amortized over the lives of the respective debt securities using the effective interest method. Investments that are held by the Company are stated at fair value in accordance with ASC Topic 820 - Fair Value Measurements and Disclosures (“ASC Topic 820”).

Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption of an investment and the cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the year net of recoveries and realized gains or losses from in-kind redemptions. Net change in unrealized appreciation or depreciation reflects the net change in the fair value of the investment portfolio and the reclassification of any prior period unrealized appreciation or depreciation on exited investments and financial instruments to realized gains or losses.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents, which consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase, are carried at cost, which approximates fair value.

In the normal course of business, the Company maintains its cash and cash equivalent balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

DEFERRED FINANCING COSTS
Deferred financing costs include commitment fees and other costs related to the Company’s credit facility (the “Credit Facility”, as discussed further in Note 4). These costs have been capitalized and are amortized into interest expense over the term of the individual instrument.

INTEREST INCOME

Interest income is recorded as earned on the accrual basis and includes amortization of premiums or accretion of discounts. In accordance with the Company’s valuation policy, accrued interest receivables are evaluated periodically for collectability. When the Company does not expect the debtor to be able to service all of its debt or other obligations, the Company will generally establish a reserve against interest income receivable, thereby placing the loan or debt security on non-accrual status, and cease to recognize interest income on that loan or debt security until the borrower has demonstrated the ability and intent to pay contractual amounts due. If a loan or debt security’s status significantly improves regarding the ability to service debt or other obligations, it will be restored to accrual basis. As of March 31, 2019 and 2018, the Company did not have any investments on non-accrual status.

EXPENSES

Unless otherwise voluntarily or contractually assumed by the Board of Managers or another party, the Company bears all expenses incurred in its business including, but not limited to, the following: all costs and expenses related to investment transactions and positions for the Company, legal fees, accounting, auditing and tax preparation fees, recordkeeping and custodial fees, costs of computing the Company’s members’ equity, research expenses, costs of registration expenses, all costs with respect to communications with members, and other types of expenses as may be approved from time to time.

INCOME TAXES

The Company is organized and operates as a limited liability company and is not subject to income taxes as a separate entity. Such taxes are the responsibility of the individual members. Accordingly, no provision for income taxes has been made in the Company’s financial statements. Investments in foreign securities may result in foreign taxes being withheld by the issuer of such securities.

For the current open tax year and for all major jurisdictions, management of the Company has evaluated the tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will “more-likely-than-not” be sustained by the Company upon challenge by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold and that would result in a tax benefit or expense to the Company would be recorded as a tax benefit or expense in the current year. For each of the three tax years ended December 31, 2018, 2017 and 2016 the Company determined that it did not have any uncertain tax positions. Generally, the Company is subject to income tax examinations by major taxing authorities during the three years prior to the periods covered by these financial statements.

RECENTLY ISSUED OR ADOPTED ACCOUNTING STANDARDS

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements under ASC Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the ASC. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new guidance will significantly enhance comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606)-Narrow-Scope Improvements and Practical Expedients. This ASU clarified guidance on assessing collectability, presenting sales tax, measuring noncash consideration, and certain transition matters. The FASB decided to defer the effective date of the new revenue standard for public entities under U.S. GAAP for one year. The new guidance is effective for the annual reporting period beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019. Early adoption was permitted for annual reporting periods beginning after December 15, 2016. The Company adopted ASU 2014-09 effective April 1, 2018 and determined that its material financial contracts are excluded from the scope of ASU 2014-09. As a result of the scope exception for financial contracts, the Company's management has determined that there were no material changes to the recognition timing and classification of revenues and expenses; additionally, the adoption of ASU 2014-09 did not have a significant impact on pretax income or on the consolidated financial statement disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2018, and interim periods therein. Early application is permitted. The Company adopted ASU 2016-15 effective April 1, 2018 and the adoption did not have a material impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), which is intended to improve fair value and defined benefit disclosure requirements by removing disclosures that are not cost beneficial, clarifying disclosures' specific requirements, and adding relevant disclosure requirements. The amendments take effect for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The adoption of this new accounting standard is not expected to have an impact on the Company’s consolidated financial statements.

3. FAIR VALUE MEASUREMENTS

ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s investments is determined as of the close of business at the end of each reporting period (“Valuation Date”) in conformity with the guidance on fair value measurements and disclosures under U.S. GAAP.

The inputs used to determine the fair value of the Company’s investments are summarized in the three broad levels listed below:

•	Level 1- unadjusted quoted prices in active markets for identical investments

•	Level 2- investments with other significant observable inputs (including quoted prices for similar securities, interest rates, prepayments speeds, credit risk, etc.)

•	Level 3- investments with significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments)

The Company establishes valuation processes and procedures to ensure the valuation methodologies for investments categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. The Company designates the Board of Managers to oversee the entire valuation process of Level 3 investments. The Board of Managers is responsible for developing the Company’s valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies. Additionally, the Board of Managers is generally responsible for reviewing and approving the valuation determinations and any information provided by U.S. Bancorp Fund Services, LLC (the “Administrator”), as well as determining the levels of the fair value hierarchy in which the investments fall.

The Board of Managers meets on a quarterly basis, or more frequently as needed, to determine the valuations of Level 3 investments. Valuations determined by the Board of Managers are required to be supported by market data, third-party pricing sources, industry accepted pricing models, counterparty prices, or other methods the Board of Managers deems to be appropriate, including the use of internal proprietary pricing models. The Company, along with the Board of Managers, periodically reviews the valuations of Level 3 investments, and if necessary, recalibrates its valuation procedures.

Investments currently held by the Company are generally valued as follows:

Securities that are listed on a recognized exchange are valued at their last available public sales price. Securities that are listed on more than one national securities exchange are valued at the last quoted sales price on the primary exchange on which the security is listed. If a security was not traded on the primary exchange on the valuation date, such security is valued at the last quoted sales price on the next most active market, if the Board of Managers determines the price to be representative of fair value. Investments that are not listed on an exchange but are traded over-the-counter are generally valued using independent pricing services. These pricing services may use the broker quotes or models that consider such factors as issue type, coupon rate, maturity, rating, prepayment speed, yield, or prices of comparable quality, when pricing securities.

In the case of investments not priced by independent pricing services, the Board of Managers will endeavor to obtain market maker quotes. For both long and short positions, the average of all “bid” and “asked” quotations is generally used.

The fair value determination of the Company’s investments consists of a combination of observable inputs in non-active markets and unobservable inputs. The observable inputs are not always sufficient to determine the fair value of these investments. As a result, all investments currently held by the Company are categorized as Level 3 under ASC 820.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company’s investments that are categorized within Level 3 of the fair value hierarchy as of March 31, 2018 and 2017:

Type of Investment	Fair Value at March 31, 2019	Valuation Technique	Unobservable Input	Range	Weighted Average

Corporate bank loans	$174,772,948	Income Approach	Broker Quotes	65.6 - 101.0	96.8
	40,237,232	Income Approach	Discount Rate	8.5% - 14.5%	10.8%
	22,537,191	Market Approach	Exit Value	100.0 - 101.0	100.0
	$237,547,371

Type of Investment	Fair Value at March 31, 2018	Valuation Technique	Unobservable Input	Range	Weighted Average

Corporate bank loans	$182,716,013	Income Approach	Broker Quotes	92.0 - 103.0	100
	23,029,609	Income Approach	Discount Rate	7.4% - 8.6%	7.8%
	10,795,285	Market Approach	Cost	98.0 - 100.0	98.8
	4,265,938	Market Approach	Exit Value	100.0	100.0
	$220,806,845

The Board of Managers will evaluate the valuation hierarchy and make changes when necessary. The Company discloses transfers between levels based on valuations at the end of the reporting period. There were no transfers between levels for the years ended March 31, 2019 and 2018. The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments.

The following is a summary categorization, as of March 31, 2019, of the Company’s investments based on the level of inputs utilized in determining the value of such investments:

	Level 1	Level 2	Level 3	Total
Investments (at fair value)
Corporate bank loans	$—	$—	$237,547,371	$237,547,371
Total investments	—	—	237,547,371	237,547,371

Cash equivalents - money market fund	5,333,271	—	—	5,333,271

	$5,333,271	$—	$237,547,371	$242,880,642

The following is a summary categorization, as of March 31, 2018, of the Company’s investments based on the level of inputs utilized in determining the value of such investments:

	Level 1	Level 2	Level 3	Total
Investments (at fair value)
Corporate bank loans	$—	$—	$220,806,845	$220,806,845
Total investments	—	—	220,806,845	220,806,845

Cash equivalents - money market fund	3,087,598	—	—	3,087,598

	$3,087,598	$—	$220,806,845	$223,894,443

The following table represents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. Changes in Level 3 assets measured at fair value for the years ended March 31, 2019 and 2018 were as follows:

	Level 3
	Beginning Balance	Purchases(a)	Settlements	Change in Unrealized Appreciation(b)	Realized Gains (Losses)(c)	Ending Balance	Change in Unrealized Appreciation (Depreciation) on Investments Held at Period End
Investments (at fair value)
Corporate bank loans	$220,806,845	$135,311,691	$(112,324,083)	$(6,647,036)	$399,954	$237,547,371	$(6,210,449)

Total	$220,806,845	$135,311,691	$(112,324,083)	$(6,647,036)	$399,954	$237,547,371	$(6,210,449)

	Level 3
	Beginning Balance	Purchases(a)	Settlements	Change in Unrealized Appreciation(b)	Realized Gains (Losses)(c)	Ending Balance	Change in Unrealized Appreciation (Depreciation) on Investments Held at Period End
Investments (at fair value)
Corporate bank loans	$200,242,690	$135,480,991	$(115,962,074)	$(614,866)	$1,660,104	$220,806,845	$605,724

Total	$200,242,690	$135,480,991	$(115,962,074)	$(614,866)	$1,660,104	$220,806,845	$605,724

(a)Includes purchases of new investments, as well as discount accretion on investments.
(b)The change in unrealized appreciation is reflected in the net change in unrealized appreciation on investments in the
Consolidated Statements of Operations.
(c)Realized gains (losses) are included in the net realized gain on investments in the Consolidated Statements of Operations.

4. CREDIT FACILITY
The Company closed on a $75.0 million 5-year senior secured credit facility with Deutsche Bank AG (the “Credit Facility”) in the period ended March 31, 2016. This facility included an accordion feature which allows the Company to achieve leverage of up to 2x debt-to-equity. During the year ended March 31, 2017, the Company increased credit facility commitments outstanding by an additional $90.0 million by adding three additional lenders to the syndicate, bringing total debt commitments to $165.0 million. In July 2017, the Credit Facility was amended to extend the maturity to July 2022. The Company maintains the Credit Facility to provide additional liquidity to support its investment and operational activities.
Prior to the amendment to the Credit Facility, borrowings under the Credit Facility bore interest on a per annum basis at a rate equal to the applicable LIBOR rate plus 2.50%. Subsequent to the amendment, borrowings bear interest on a per annum basis at a rate equal to 3 month LIBOR plus 2.40%. The Company pays an administrative agent fee of 0.25% per annum and unused fees of 0.40% per annum on the unused lender commitments under the Credit Facility. The Credit Facility is secured by a first lien on the assets of the Company. The Credit Facility contains certain affirmative and negative covenants, including but not limited to maintenance of a borrowing base. The Credit Facility is provided on a revolving basis through its final maturity date in July 2022.
At March 31, 2019 and 2018, the Company had $160.0 million and $143.0 million, respectively, in borrowings outstanding under the Credit Facility. The Company recognized interest expense related to the Credit Facility, including unused commitment fees, administrative agent fees and amortization of deferred loan costs, of approximately $8.4 million and $6.3 million, respectively, for the years ended March 31, 2019 and 2018. The weighted average interest rate on the Credit Facility was 4.96% and 3.92%, respectively, for the years ended March 31, 2019 and 2018. Average borrowings for the years ended March 31, 2019 and 2018 were $148.4 million and $132.5 million, respectively.
A summary of the Company's contractual payment obligations for the repayment of outstanding indebtedness at March 31, 2019 is as follows:

	Years Ending March 31,
	2020	2021	2022	2023	2024	Thereafter	Total
Credit Facility	—	—	—	160,000	—	—	160,000

5. ALLOCATION OF PROFITS AND LOSSES
For each fiscal year, profits or net losses of the Company are allocated among and credited to or debited against the capital accounts of the members as of the last day of each fiscal year in accordance with the Limited Liability Company Agreement (the “LLC Agreement”). Net profits or net losses are allocated after giving effect for any initial or additional applications for interests or any repurchases of interests. Net investment income, realized gains and losses, and unrealized gains or losses are allocated to the members pro rata in accordance with their profit percentages, as defined in the LLC Agreement. Net profits or net losses are measured as the net change in the value of the members’ equity in the Company, including any change in unrealized appreciation or depreciation of investments and income, net of expenses, and realized gains or losses during a fiscal year.
Each quarter a cash distribution may be made to the members, which is generally equivalent to estimated taxable income less non-cash revenue (such as original issue discount amortization or PIK interest). The estimated taxable income distributions are generally made up of taxable net investment income (excluding non-cash revenue) and realized gains and losses. Estimated taxable income and distributions made to the members therefore may be materially different than GAAP net investment income. The distribution policy is subject to change by the Board of Managers based on business and market conditions at any time.

6. DUE FROM BROKERS

The Company conducts business with brokers for its investment activities. The clearing and depository operations for the investment activities are performed pursuant to agreements with the brokers. The Company is subject to credit risk to the extent any broker with whom the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company’s behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under the aforementioned circumstances is remote. At March 31, 2019 and 2018, the balance in due from brokers is cash of approximately $0 and $0.3 million, respectively.

7. ADMINISTRATION AGREEMENT

In consideration for administrative, accounting, and recordkeeping services, the Company pays the Administrator a quarterly administration fee. This fee is calculated based on the quarter end invested assets. For the year ended March 31, 2019, the Company had incurred $153,400 in administration fees, of which $78,436 were payable at the end of the year. For the year ended March 31, 2018, the Company had incurred $150,362 in administration fees, of which $37,465 were payable at the end of the year. For the period ended March 31, 2017, the Company had incurred $120,543 in administration fees, of which $35,101 were payable at the end of the year.

The Administrator is affiliated with a broker, U.S. Bank, through which the Company transacts operations. At March 31, 2019, cash and cash equivalents in the amount of $6.4 million are held with U.S. Bank. At March 31, 2018, cash and cash equivalents in the amount of $9.3 million are held by U.S. Bank.

8. COMMITMENTS AND CONTINGENCIES

The Company entered into various trades during the periods ended March 31, 2019 and 2018. As of March 31, 2019 and 2018, there were outstanding trades in the amount of approximately $0.9 million and $3.2 million, respectively, that remained unsettled. This is shown as payable for securities purchased on the Consolidated Statements of Assets, Liabilities and Members’ Equity.
In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk, consisting primarily of unused commitments to extend financing to the Company’s portfolio companies. Since commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The following table lists the outstanding commitments as of March 31, 2019 and 2018:

		March 31,	March 31,
Portfolio Company	Investment Type	2019	2018
Ansira Holdings, Inc.	Delayed Draw Term Loan	$—	$255,000
New Era Technology, Inc.	Delayed Draw Term Loan	256,000	—
PT Network, LLC	Delayed Draw Term Loan	—	2,053,000
Solaray, LLC	Delayed Draw Term Loan	—	912,000
TGP Holdings III LLC	Delayed Draw Term Loan	—	271,000
Total unused commitments to extend financing		$256,000	$3,491,000

The Company may, from time to time, be involved in litigation arising out of its operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on the Company in connection with the activities of its portfolio companies. The Company has no currently pending material legal proceedings to which it is a party or to which any of its assets is subject.

9. FINANCIAL HIGHLIGHTS

Financial highlights are as follows:

	Year ended	Year ended	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017
Net investment income to average members' equity(1)	15.37%	12.40%	12.17%
Expenses to average members' equity(1)	(10.65)%	(7.85)%	(6.58)%
Internal Rate of Return, end of year(2)	14.15%	16.77%	18.78%

(1)	Ratios are calculated by dividing the indicated amount by average members' equity measured as of the end of each quarter during the period.

(2)
The internal rate of return since inception ("IRR") of the members is computed based on the actual dates of cash inflows, outflows and the ending net assets at the end of the year of the members' equity account as of each measurement date. The IRR includes actual cash payments and does not include distributions declared but not yet paid.

Financial highlights are calculated for the members’ class taken as a whole. An individual member’s return and ratios may vary. Financial highlights disclosed may not be indicative of future performance of the Company.

10. SUBSEQUENT EVENTS

Management has evaluated the need for additional disclosures and/or adjustments resulting from subsequent events through May 10, 2019, the date the consolidated financial statements were available to be issued.